UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 3, 2012

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
August 6, 2012

Item 8.01. Other Events

On Friday, August 3, 2012, First Midwest Bancorp, Inc. (the “Company”) announced that its wholly-owned subsidiary First Midwest Bank (“First Midwest”) acquired certain assets and assumed certain deposits and other liabilities of Waukegan-based Waukegan Savings Bank in a transaction facilitated by the Federal Deposit Insurance Corporation. Through this transaction, First Midwest purchased approximately $63 million in assets and assumed approximately $74 million in deposits based on financial data as of June 30, 2012.

The former Waukegan Savings Bank had two locations at 1324 Golf Road, Waukegan, Illinois and 1075 N. Green Bay Road, Waukegan, Illinois. The acquisition will strengthen the Company’s franchise in Lake County, Illinois.

A copy of the press release issued by First Midwest regarding the transaction is attached as Exhibit 99.1 and is incorporated into this Item 8.01 by reference.

Financial Statements and Exhibits.

99.1	First Midwest Press Release dated August 3, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

First Midwest Bancorp, Inc.
(Registrant)

Date: August 6, 2012

/s/ JAY R. LUNDBORG
By: Jay R. Lundborg
Senior Vice President and
Corporate Secretary

Exhibit 99.1

 **First Midwest Bancorp, Inc.**

News Release

First Midwest Bancorp, Inc.
One Pierce Place, Suite 1500
Itasca, Illinois 60143-9768
(630) 875-7450

FOR IMMEDIATE RELEASE

CONTACT: **James M. Roolf (Media)**
SVP, Corporate Relations Officer
(630) 875-7533

Paul F. Clemens (Investors)
EVP, Chief Financial Officer
(630) 875-7347

TRADED: **NASDAQ Global Select Market**   **www.firstmidwest.com**
SYMBOL: **FMBI**

FIRST MIDWEST BANK ACQUIRES
WAUKEGAN SAVINGS BANK

ITASCA, IL, AUGUST 3, 2012 – (NASDAQ NGS: FMBI) First Midwest Bank today announced that it acquired the deposits and loans of Waukegan Savings Bank, Waukegan, Illinois at the close of business today in a transaction facilitated by the Federal Deposit Insurance Corporation ("FDIC"). First Midwest Bank is a wholly owned subsidiary of First Midwest Bancorp, Inc. ("First Midwest" or the "Company").

"I want to welcome all Waukegan Savings Bank customers to First Midwest Bank and assure them that their deposits and business affairs are in strong and trusted hands," said Michael L. Scudder, President and Chief Executive Officer of First Midwest. "First Midwest is the community bank of choice for more than one quarter million families and twenty five thousand businesses in the greater Chicagoland area through our network of nearly 100 branches. With our complementary branch locations, business lines, and community banking values, Waukegan Savings Bank and First Midwest are a great match. We look forward to working side-by-side with our new colleagues to add to their already high level of personal service and commitment to the communities they serve."

- more -

The former Waukegan Savings Bank branches located at 1324 Golf Road, Waukegan, Illinois, 60087 and 1075 N. Green Bay Road, Waukegan, Illinois, 60085, will re-open on Saturday, August 4, 2012, under the First Midwest Bank name with normal branch hours. Waukegan Savings Bank customers can continue to access their accounts as usual through ATMs, checks and debit cards. The entire network of First Midwest Bank branches will be available to Waukegan Savings Bank customers following the necessary conversion of bank operating systems that is planned to occur before the end of the year.

Customers who have questions about the transaction can call the FDIC Call Center toll-free at 800-823-3215. The phone number is operational this evening until 9:00 p.m. Central Time; and on Saturday from 9:00 a.m. to 6:00 p.m. Central Time; on Sunday from noon to 6:00 p.m. Central Time and, thereafter, from 8:00 a.m. to 8:00 p.m. Central Time. Information is also available from the FDIC's website at www.fdic.gov.

First Midwest Bank was selected to complete this transaction through a competitive bidding process. Waukegan Savings Bank had approximately $74 million in deposits at June 30, 2012. First Midwest Bank purchased approximately $63 million in loans.

About the Company
First Midwest Bank, the wholly owned subsidiary of Itasca-based First Midwest Bancorp, Inc. is the premier relationship-based banking franchise in the dynamic Chicagoland banking market with approximately $8 billion in assets. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of business, retail banking and wealth management services through some 100 offices located in communities in metropolitan Chicago, northwest Indiana, central and western Illinois, and eastern Iowa. First Midwest has been recognized by the Chicago Tribune for two straight years as one of the top 20 best places to work in Chicago among large employers. Additionally, Forbes has recognized First Midwest as one of America's Most Trustworthy Companies for 2012.

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